ROOMLINX, INC.
2150 W. 6th Ave., Unit H
Broomfield, CO 80020

June 6, 2011

VIA EDGAR ELECTRONIC TRANSMISSION
Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:           Roomlinx, Inc.
Amendment No. to Registration Statement on Form S-1
Filed June 1, 2011
File No. 333-171776

Dear Mr. Spirgel:

Roomlinx, Inc. (the "Company") hereby respectfully requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above referenced Registration Statement so that such Registration Statement will become effective as of June 8, 2011at 3:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with the request for acceleration of effectiveness of the above-referenced Registration Statement, please be advised that the Company acknowledges that:

1)           should the Commission or the staff, acting pursuant to delegated authority, declare the Company’s filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Company’s filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3)           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further, the Company is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

Sincerely,

/s/ Michael S. Wasik

Michael S. Wasik, Chief Executive Officer

cc:  Alan C. Ederer, Esq.